

July 29, 2010

James E. Ousley
Chief Executive Officer
SAVVIS, Inc.
1 SAVVIS Parkway
Town & Country, Missouri 63017

> **Re: SAVVIS, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **File No. 000-29375**

Dear Mr. Ousley:

We have reviewed your letter dated June 22, 2010 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 8, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Competition, page 8

1.   We note your response to prior comment 1. We are unable to agree with your assertion that the section of your annual report containing the narrative description of your business provides potential investors and other readers with a materially complete, comprehensive discussion of the factors identified by the

Item 101(c)(1)(x) of Regulation S-K that are material to an understanding of your business. Please include such disclosure in future filings. To the extent that you choose to include disclosure responsive to Item 101(c)(1)(x) of Regulation S-K in subsections of Item 1 other than "Competition," include a cross-reference in the "Competition" section that directs readers to the sections containing such responsive disclosure. Please confirm your understanding.

Item 11. Executive Compensation, page 46 (Incorporated by Reference From Proxy Statement Filed March 26, 2010)

Compensation Discussion and Analysis

Annual Bonuses

2009 Annual Incentive Plan, page 19

2.   We note your response to prior comment 3. As your disclosure and response indicate, two named executive officers received 110% of the outstanding portion of their full-year target opportunity, two received 100%, and one received 90%. Neither your disclosure in your 2010 proxy statement (the proxy statement specifically incorporated by reference in your annual report for the fiscal year ended December 31, 2009), nor your response, address the specific individual goals for each named executive officer, how you determined each named executive officer's performance against their individual goals, and how you quantified performance against such goals. See Item 402(a)(2) of Regulation S-K. As such, we reissue prior comment 3 in part.

Consolidated Financial Statements

Note 7 – Long-Term Debt, page 69

3.   We note your response to prior comment 5. Consider including a brief summary of the criteria outlined in your response that would cause the notes to become redeemable in future filings. In addition, consider including disclosure regarding your current classification and the possible reclassification of the component to temporary equity.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney at (202) 551-3428 or Maryse Mills-Apenteng, Special Counsel at (202) 551-3457. Please contact me with any other questions at (202) 551-3730.

                                                Sincerely,

                                                Stephen Krikorian
                                                Accounting Branch Chief